October 8, 2004

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Registration Statement on Form S-11 Filed September 8, 2004 Registration No. 333-118871

Dear Mr. Harkey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the cover page of the registration statement, cover page of the prospectus and throughout the prospectus to disclose the amount and title of each series of units offered, including units offered pursuant to the distribution reinvestment plan. See Instruction (2) to Item 501(b)(1). Further, please note that the unallocated shelf procedure is limited to those issuers meeting the requirements of general instruction I.A. and the transaction requirements of general instruction I.B.1 or I.B.2 of Form S-3.
2. The prospectus and the operating agreement indicate that the material terms of series of units to be issued pursuant to this registration statement, including capital contribution responsibilities and distribution provisions, may be determined in the future. Please note that the registration statement must describe the material terms of each class of securities to be offered. Material changes to the terms of the securities covered by this registration statement after effectiveness will require the filing of a post-effective amendment. Please revise accordingly.

3. Details relating to how the fee is calculated should be furnished in a note to the "Calculation of Registration Fee" table. If the basis for the calculation is not evident from the information presented in the table, please revise to disclose the provision of Rule 457 relied upon. If you are calculating the fee pursuant to Rule 457(o) of the Securities Act, please remove the "Amount Being Registered" and "Proposed Maximum Offering Price Per Unit" columns.
See the note to the table in Form S-11 regarding fee calculations pursuant to Rule 457(o) of the Securities Act.

4. Please provide all applicable Guide 5 information, including prior performance information for the manager and its affiliates. Refer to
Securities Act Release 33-6900.

5. In preparing the prior performance information referenced in the prior comment, please note that while the "four other funds which have investment objectives similar to [yours]" appear to be appropriate prior performance information, loans in which you solely act as mortgage broker generally would not be appropriate.

6. In addition, in preparing the prior performance information required by Guide 5, please include a more detailed narrative discussion of the sponsors` and their affiliates` experience over the past ten years which includes the information required by Item 8.A.
of Guide 5. For example, please include information such as the number of programs sponsored, the total amount of money raised from investors and the total number of investors, a discussion of whether prior programs had similar investment objectives and a cross reference to the more detailed information in the table(s). Further, expand the disclosure to discuss in narrative form all line items required for Table III Operating Results of Prior Programs. Also include a cross-reference to further information that may be found in
Table III.

7. With respect to the prior performance tables, for any prior performance information relating to mortgages, please adjust the tables to provide analogous information as would be included in real estate programs, including for example, but not limited to, information on the types of collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, delinquency status of loans. Provide information in the narrative introduction to each table which cross references the narrative summary in the text and explains the significance of the track record and the table.

8. We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please tell us supplementally whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us supplementally whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosures required by Form S-11.

9. Please note that any sales literature that is to be used in connection with this offering should be identified in the prospectus and must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. See Item 19.D of Industry Guide 5.

10. We note that you may conduct a unit repurchase program during the offering period of the shares being registered under this registration statement. Please tell us supplementally how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M and provide us an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).

11. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Cover Page

12. The logo appears to be the logo of the manager rather than the issuer. Please revise or eliminate as this may be confusing to an investor.

13. We note that you use the term "Fund" as part of the company`s name. Use of this term may lead investors to believe that the company is registered under the Investment Company Act of 1940, when, in fact, it is not. Please include disclosure on the cover page of the prospectus clarifying that you are not a mutual fund registered under the Investment Company Act of 1940. See the Instruction that accompanies Item 501(b)(1) of Regulation S-K.
14. Please confirm that your cover page does not exceed the one-page limit imposed by Item 501 of Regulation S-K. Consider presenting the cover page risk factors in columns to conserve space.

15. Please eliminate the use of defined terms on the cover and in the summary section. See our Plain English Handbook available at www.sec.gov. In addition, please consider referring to Point Center
Financial, Inc. as the "manager" rather than "Point Center" in order to more clearly distinguish the manager and the company.
16. Please provide a very brief description of each series of units offered pursuant to this prospectus. See Item 501(b)(2) of Regulation S-K.
17. Please disclose the initial offering price of a Series B unit and how the price will be determined in the future.
18. Please revise here and throughout to clarify how you will adjust net book value to "reflect income and expenses" for purposes of determining the price of a Series A unit.

19. Please provide a brief description of the escrow arrangements entered into in connection with the offering. See Item 1.B of Industry Guide 5.
20. Please revise each cover page risk factor to briefly identify the risk being presented. Currently, the bullet points do not explain the nature and consequence of each risk. For example only, please revise your existing risk factors as follows:

* The first bullet to explain the nature of the restrictions;

* The second bullet to state that you are a blind pool and that investor will not be able to evaluate the investments;

* The third bullet to explain what you mean by restricted distributions and to provide a separate risk factor regarding the risks of leverage, whether there are any limitations in any of your organizational documents on your ability to leverage your assets. If there is no express limitation on leverage, discuss the risk that the lack of limits could lead to reduced or negative cash flow and reduced liquidity;

* The fourth bullet to disclose that you do not have an independent board of directors;

* The fifth bullet to disclose the nature of the relationship that creates the conflict of interest and to briefly identify the nature of the conflicts of interest. In this connection, please combine with the sixth bullet point to disclose that the management agreement was not negotiated at arms-length, that the manager will receive substantial fees and that the manager fee structure could result in the manager making riskier investments;

21. Please revise your cover page risk factors to include the following risks:
* the delay in distributions pending investment of the proceeds;
* that unitholders may have tax liabilities in excess of their distributions;
* that interest rate fluctuations may reduce or eliminate net income from your investments, highlighting, if true, that that long-term assets are intended to be funded with very short-term liabilities;

* that you will rely solely on bank loans or lines of credit to fund a portion of your acquisitions and that you do not have any such commitments;

* the risks associated with each of your intended investments including, balloon payment loans, sub-prime mortgage loans, land loans, construction loans, second mortgage loans, bridge loans, acquisition and development loans; and commercial and residential property loans; briefly identifying the risks;

* if true, that you may borrow funds in order to make distributions and that such distributions may include a return of capital

* there is no trading market for the units and that you do not expect to list on an exchange

22. To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors and in the Risk Factors section.

23. Please order the risk factors here and throughout the document in order of material importance.

24. We note the inclusion of red herring language on the top of the cover page. Supplementally advise the staff whether you have circulated the prospectus.

25. Please revise your cross-reference to the Risk Factors page number and your legends to present in prominent type other than by the use of all capitals.
Suitability

26. Please revise to move your section on Investor Suitability
Standards from page 25 to immediately following your cover page or immediately after the Table of Contents. Refer to Item 2 of Industry
Guide 5.

27. We note your disclosure that you have not established any suitability requirements, but that the offering will be subject to the requirements of the various states in which the offering is conducted. In accordance with Industry Guide 5, all relevant suitability standards should be disclosed. You have only disclosed the standards for eight states. Please disclose that you only intend to sell shares to persons in these states or provide the suitability standards of other relevant states. In the event the company establishes suitability requirements that exceed those of certain states, the requirements of these states need not be disclosed.

28. With respect to shares sold by dealers, please disclose whether you have the ultimate responsibility to determine investor suitability or if such responsibility is delegated to the dealers.

Table of Contents

29. Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See
SEC
Release No. 33-6900. In particular, we note the risk factor section of the table.

Summary, page 1

30. Please substantially revise the forepart of the summary, the business section and MD&A to provide a robust description of the nature of your investments in loans arranged by the manager and how you will generate revenues from such investments. In this connection, please clarify whether you intend to acquire loans and hold them for sale or whether you intend to hold them to maturity. Further, disclose whether you intend to service such loans or whether a third party will service such loans and whether such third party will be affiliated.

31. Please revise the forepart of the summary to disclose the percentages of each category of loans in which you may invest, including the percentage of loans that may consist of second mortgage loans, your expectation that 90% of your loans will be "balloon payment" loans and disclose whether there are any limitations on your
investments in each category.   If you have no limitations on the
percentage on any category of loans, please revise to so state and include appropriate risk factor disclosure.

32. Please also disclose the term of the loans in which you intend to invest, including balloon payment loans.

33. Please revise the forepart of the summary, the business section and throughout to provide a detailed discussion of your underwriting criteria for investment in loans. In this connection, we note your statement in on page 27 that you will adopt the underwriting standards of the manager in evaluating potential investments in loans and that the manager`s underwriting standards are less strict than traditional mortgage lenders and your loan approval process is faster than traditional lenders. Please revise to disclose such underwriting criteria and if applicable, please revise the risk factor section to specifically discuss the risks of investment in subprime loans.

34. Please revise the forepart of the summary to disclose that the majority of your investments will consist of non-investment grade balloon payment loans and that you will invest in loans to borrowers who have a high risk of default.

35. Please revise to disclose whether the short-term balloon loans in which you intend to invest are interest carry loans.

36. Please revise to disclose whether you may acquire loans that are in default, are non-performing or delinquent.

Investment Programs, page 2

37. Please delete any references to the targeted rate of return on your investments. See Item 10.C of Industry Guide 5. If you wish to demonstrate the impact of the distribution mechanics, please show distributions using a range of investment returns and reflect any profits interest granted to the manager.

38. Please note that documents provided to Series B investors in connection with their investment may be considered sales literature and subject to the requirements set forth above.

39. In the risk factor discussing your reliance on the manager, please disclose that you may not find a suitable replacement if the manager withdraws or is terminated.

40. In the risk factor discussing the fees paid to your manager, please disclose that the fee structure may result in the manager making riskier investments, encouraging prepayments and pursuing foreclosures that may not be in the best interests of unitholders.

41. Please disclose on what basis you determined that 10 loans will
"adequately diversify" your loan portfolio.

42. In the risk factor discussing the risks of loan default, please disclose that you expect to have a junior position with respect to a number of your loans, quantifying such amount.

43. In the risk factor discussing your borrowing, please disclose whether there are any limits on your ability to incur debt and, if appropriate, that you expect to incur a substantial amount of debt.

Conflicts of Interest, page 6

44. Please disclose the conflicts of interest of the manager relating to the allocation of potential deals between the registrant and other entities which the manager serves. Please disclose that you have no policies or procedures to resolve such conflicts.

Compensation to Point Center, page 7

45. Your reference to the manager`s 1% profits interest in each Series B loan is inconsistent with the disclosure on page 50 regarding profits interests. Please revise accordingly.

46. Please supplementally explain the basis for your belief that the loans in which you invest will be 3-6 points higher than comparable loans made by banks and that the fees charged will be 2-5 points higher than similar fees charged by conventional lenders. In addition, please conform similar disclosures in other places in the prospectus. See, for example, the "2-3 point" reference on page 28.

47. Please disclose the fees expected to be paid to any other affiliates of the manager, including the entities described on page
7.

Members` Return on Investment, page 9

48. Please add disclosure on the expected lag in investment of the offering proceeds. See Item 3.A of Industry Guide 5.

The Offering, page 11

49. Please disclose the termination date of the offering.

Escrow Procedures, page 11

50. Please disclose in the prospectus the period of time a potential
Series B investor will have to review the draft loan documents and the procedure for revoking the subscription in the event the potential Series B investor is dissatisfied with such drafts.

Risk Factors, page 7

51. Please add a risk factor that you may commit to make loans for which you do not at the time of commitment have the necessary capital. See your related disclosure on page 30.

	You will not have the benefit of reviewing our past performance, page 14

52. Please revise the header and the risk factor to disclose that the company does not have any operating history. The current disclosure suggests that the company has a past performance to review.
However,
a potential investor will have the benefit of reviewing the prior performance of the manager.

Series A Units have a limited ability to be redeemed; no redemption for Series B Units, page 14

53. Please clarify the meaning of "10% of the amount of the capital or profits interest of all the Series A members."

      Defaults on our real estate loans will decrease our revenues and your distributions, page 17

54. Please revise the second bullet. The material risk discussed in the bullet, that loans secured by land are riskier than loans secured by income producing properties, is obscured by the detailed discussion of land valuations.

55. Please revise the third and sixth bullet points to clearly state the risk to an investor.

56. Please revise the ninth bullet to clarify whether the company does not use specific criteria to evaluate a borrower`s credit quality or whether the company believes that no such criteria are feasible.

      Our loans are not guaranteed by any government agency, page
18

57. Please revise the header to more closely summarize the risks discussed in the body of the risk factor.

Our Series A-Mortgage Pool Program loan portfolio may be riskier if it is not diversified geographically, page 19

58. Please revise the header to more closely summarize the risks discussed in the body of the risk factor.

Conflicts of Interest Risks, page 20

59. Please disclose where appropriate the you do not have any policies or procedures to minimize or resolve conflicts of interest.


Investment Objectives and Policies, page 28

60. Article 4.2 of your operating agreement requires the manager, when making investments, to follow the investment policy described in the prospectus. Please revise this section to clearly identify the investment policies of the company as a whole, and the investment policies of each series for which units are being offered. Please clearly state whether the manager may revise these policies and whether unitholders will be advised of such revisions. We note that most of the investment parameters referenced in this section are introduced with "we will generally, "we anticipate" or "we expect" or similar language which may make it difficult for an investor to understand whether or not its is an actual investment policy.

61. Please disclose whether there are investment policies on the size of any one loan or on fixed versus floating rate loans.

Purchases of Loans from Point Center and its Affiliates, page 29

62. Please clarify the meaning of "otherwise satisfies all of our lending criteria."

Prepayment Penalty and Exit Fees, page 31

63. The "50%" reference is inconsistent with the "90%" reference on page 20. Similarly, the "90%" reference for balloon-payment loans in the following paragraph is not consistent with similar disclosure on page 18.

Borrowing, page 32

64. Please disclose whether or not you intend to match fund your loans. If not, please consider adding a risk factor discussing the risks of having non-match funded loans.

65. We note your disclosure that you might establish a special purpose subsidiary that would borrow funds from an institutional lender under an arrangement where the real estate loans would be assigned to a trust which would issue certificates to the institutional lender and the special purpose limited liability
company.   Please revise to clarify whether you will engage in
securitizations and investments in subordinated mortgage backed securities.

Various Other Policies and Procedures, page 33

66. Please disclose whether you have investment policies regarding investments in the offerings of affiliates of the manager.

 For Multiple Series B Loans Participating Mortgage Program, page
38

67. Please disclose whether the Series B loans will be recourse to the borrower or subject to personal guarantees.

Participation with Other Lenders Including Affiliates, page 40

68. Please disclose the relevant NASAA guidelines.

Management, page 42

	Our Management, page 42

69. Please provide a brief description of the management structure of the company, including that Point Center acts as the manager of the company and of each of the series and that the company has no employees.

Removal of Point Center as Manager, page 42

70. Please disclose how Point Center may be removed as manager of the company. The current disclosure and the current operating agreement provisions relate to removal as manager of a series.

Evaluation and Acquisition by Point Center, page 43

71. Please disclose the names and titles of persons on the loan committee.

Prior Experience, page 44

72. Please revise this section to comply with Item 8.A of Industry
Guide 5.

73. Please disclose any contingent liability the manager may have for its other programs.

74. We note your statement that Point Center services loans once they have closed. Please provide additional disclosure on the manager`s servicing capability. In particular, please disclose whether
Point
Center will act as the servicer for your loans and the manager outsources these activities to third parties.

75. Please delete the last sentence of this section relating to the hypothetical makeup of the company`s loan portfolio as it may be confusing to an investor.

Share Ownership, page 49

76. Please disclose the percentage of units that will be owned by Mr.
Harkey or his affiliates upon completion of the offering.

Compensation and Expenses, page 49

77. Please revise the discussion of profit participation to disclose the 1% profits interest of the manager in the Series A returns. With respect to the Series B profits interest, please clarify what provision of the operating agreement provides the manager a 25% profits interest in the Series B returns. Section 7.2 of the operating agreement appears to provide for a 1% profits interest on all unit returns.

78. Please summarize the provisions of your operating agreement that limit your ability to enter into transactions with the manager and its affiliates.

79. Please provide additional disclosure on the services to be provided to the company by the entities listed on page 51 and the fees to be paid to these entities for such services.

Payment of Fees and Expenses, page 51

80. We note your statement that the manager will receive substantial fees from the proceeds of the offering. However, your prior disclosures on fees paid to the manager reflect that the manager will not receive fees in connection with the offering, but will receive substantial fees in connection with the company`s operations. Please revise accordingly.

81. Please include a reference to the Series A profits interest.

Competition between the Fund, Point Center and Its Affiliates for
Investment Opportunities, page 53

82. Please provide additional detail regarding the allocation method.
In particular, please disclose how the estimated yield and the type and location of the property that secures a loan will influence whether it is allocated by the manager to the company.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 54

83. Please include disclosure regarding any material trends that management believes will materially impact your business, including interest rates and the relevant property markets.

84. Please include disclosure regarding the company`s critical accounting policies.

Twelve Months of Operations, page 54

85. Please include in the second paragraph a reference to the loan administration service fees that the company will pay the manager.

Fiduciary Responsibility, page 54

86. Please supplementally disclose what provision of the operating agreement requires the manager to obtain series approval prior to changing the investment objectives of the series. In addition, please provide a cross reference to the discussion of these investment objectives.

Indemnification, page 55

87. Please revise the first sentence to disclose that the operating agreement already provides for indemnification of the manager and that this section is a summary of those provisions.

Summary of Operating Agreement, Rights of Members and Description of
Units, page 56

88. Certain provisions of the operating agreement have not been discussed in the prospectus. Please revise to include appropriate disclosure or supplementally advise us why the following operating agreement provisions are not material:

* Section 2.4 permits installment commitments.
* Section 2.5 contemplates capital contribution obligations of existing members and penalties for a failure to make them.
* Section 2.9 appears to require the vote of a majority of members of a series to admit new members.
* While the prospectus discloses that the majority of a series of units must approve a withdrawal of the manager, Section 3.19 provides that a change in control of the manager will not be deemed a withdrawal.

	Meetings, page 58

89. Please disclose if and when the company will hold an annual meeting of unitholders. See Item 11(c) of Form S-11.

Description of the Units, page 57

90. Please move the discussion of Series A redemptions to the appropriate section on page 58.

Members` Return on Investment, page 58

91. Please clarify how the Series A profits interest works. Since Series A units will be issued on a continuous basis and, therefore,
Series A unitholders will receive a return of their capital at different times, when will the manager receive its 1% interest.
If
the manager does receive profit distributions prior to all Series A unitholders receiving a return of their capital, will there be a clawback provision if later Series A unitholders fail to receive a complete return of their capital?

Assignment and Transfer of Units, page 60

92. Please expand the disclosure in this section to summarize
Section
10.2 and 10.3 of the operating agreement.

Redemption of Series A Units, page 60

93. Please include a discussion of Section 11.3(d) of the operating agreement that limits the making of new loans unless there are sufficient proceeds available for redemptions. In addition, please include a discussion of Section 11.4 of the operating agreement relating to mandatory redemptions.

94. Please disclose whether the manager or the company can terminate the redemption program without the approval of the unitholders.

Plan of Distribution, page 77

95. Please provide a description in the prospectus of the valuation method used to determine daily unit value. Please disclose the various material assumptions the manager will make in order to calculate the value.

96. Please disclose if there is any understanding or arrangement, written or oral, with dealers regarding the offering. In addition, please provide appropriate disclosure if the company expects to provide indemnification to any participating dealers in the offering.
See Item 18 of Industry Guide 5.

97. We note your disclosure that the company is using this prospectus to offer units on its own behalf. Please revise to disclose the identity of the officers that can sell certificates. If these individuals will be relying on the safe harbor in Rule 3a4-1 of the
Securities Exchange Act of 1934, please provide a supplemental analysis of how each element of the safe harbor will be met for each individual.

98. We note your statement that the manager may engage non-affiliated securities brokerage firms to act as selected dealers to sell units to the public. Please note that if you make arrangements with a broker-dealer subsequent to effectiveness, a post-effective amendment should be filed identifying the broker-dealer, revising the disclosures in the prospectus and filing the underwriting agreement or selected broker-dealers agreement as an exhibit. In this regard, the broker-dealer would appear to be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933.

99. Please disclose, if appropriate, that employees of the manager that are conducting the offering intend to be within Rule 3a4-1 of the Exchange Act.

100. Please provide a brief summary of the applicable escrow arrangements.

101. Please provide detail on the time period during which the company will consider suitability requirements and how promptly funds relating to rejected subscription agreements will be returned.

Legal Matters, page 78

102. Corporate Law Solutions, P.C. and Orrick, Herrington &
Sutcliffe
LLP are each issuing opinions in connection with the offering.
Please revise the disclosure to reflect the issuance of the opinions.

Financial Statements

Point Center Mortgage Fund I, LLC

Report of Independent Certified Public Accountant, page F-2

103. Please have the accountant revise his report to make reference to the auditing standards of the PCAOB rather than US GAAS. Refer to
PCAOB Auditing Standard 1.

104. Please have the accountant sign his report, in accordance with
Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

Note 1 - Summary of Significant Accounting Policies, page F-4

105. Please disclose your accounting policy for organizational and offering costs.

Point Center Financial, Inc.

General

106. Update the financial statements of Point Center Financial,
Inc.
It should be no more than six months old.

Report of Independent Certified Public Accountant, page F-5

107. Please have the accountant sign his report on page F-5 and F-
16,
in accordance with Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

108. Include a headnote on the financial statements of the managing owner to indicate that purchasers of the Series` securities will not receive any interest in Point Center Financial, Inc.

109. The statement of cash flows for the year ended December 31,
2002
is presented twice (page F-17 and F-22). Revise as appropriate.

Statement of Cash Flows, page F-11

110. We note that the ending cash balance includes cash that is collateral for the commercial paper program and mortgage note program. Explain to us how your presentation complies with the definition of cash in footnote 1 of SFAS 95. Also, include a note to the financial statements to disclose your accounting policy that address the definition of cash equivalents stated in paragraph 8 of
SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page F-12

111. Please include your accounting policy for the origination and sale of loans.

112. In addition, explain the major terms of your management and other revenue generating agreements, including, but not limited to, the duration, the billing and payment requirements that you considered in your determination of how to recognize commission revenue. Disclose the specific point in time you recognize revenue and tell us why you believe that the earning process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.

113. Disclose your accounting policy for recognizing interest earned.

114. For each category of trust deeds receivable disclose your accounting policy for measuring the value reported in the financial statements and your impairment policy, and supplementally refer us to the GAAP literature that supports your policies.

115. We note that you service the loans on behalf of the investors (first paragraph of note 1). Explain to us how you applied paragraph
13 of SFAS 140 in determining the accounting for servicing assets and liabilities.

116. Revise to disclose your consolidation policy including, but not limited to, the principles you follow in determining the inclusion or exclusion of entities in the financial statements. Clarify how control is determined and specifically address your accounting policy for your investment in National Financial Lending, LLC (see note 9 on page F-14). Refer us to the GAAP literature that supports your policies. Also, supplementally address the expected effect of adopting EITF 03-16.

Note 2 - Asset Backed Commercial Paper Program and Mortgage Note
Program, page F-12

117. Revise to clarify if the loans receivable, which you classify as collateral in the balance sheet, have been securitized. If they have been securitized, why have you not accounted for them as securities based on the guidance of SFAS 115?

118. Revise to address the disclosures required by paragraph 17 of SFAS 140, and supplementally advise us.

119. Please include a schedule of maturities for your trust deeds receivable and certificates issued liability.

Note 3 - Trust Deeds Receivable-Other, page F-13

120. Revise to clarify what it means to have investments in second trust deeds created for the "future collection of the Company`s fees and commissions". Explain to us how you account for these transactions including, but not limited to, the revenues relating to them and supplementally refer us to the GAAP literature that supports your policies.

Note 4 - Employee Benefit Plan, page F-13

121. Revise to address the disclosures required by either paragraph 5 or 8 of SFAS 132.

Note 9 - Related Party Transactions, page F-14 - F-15

122. Revise to disclose the consideration that you received, if any, in the transfer of the foreclosed real estate to the company`s sole stockholder, and explain the purpose for this transaction. Also, explain to us how you were able to foreclose on a second trust when the property contained a first trust (see note 4 on page F-23).

123. Explain to us how you applied the provisions of SFAS 114 and
118
in accounting for the loan before the foreclosure and transfer to the stockholder.

Part II

124. Please delete the reference to Item 30 as it is not in Part
II
of Form S-11.

      Item 33. Recent Sales of Unregistered Securities

125. Please disclose the initial issuance of units to the manager.

Item 34. Indemnification of Directors and Officers

126. Please provide a summary of Section 3.8 of the operating agreement.

Exhibits

127. Please file copies of your legality and tax opinions or provide us with drafts of such opinions, so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or me at (202) 942-1766 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.

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Point Center Mortgage Fund I, LLC
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